Stradley Ronon Stevens & Young, LLP
2600 One Commerce Square
Philadelphia, PA  19103-7098
Telephone:  (215) 564-8000
Fax:  (215) 564-8120

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December 30, 2009

Via E-mail to lhatch@sec.gov and EDGAR Transmission

  Laura Hatch
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:          Jacob Fund Inc.
Registration Statement on Form N-14 (File No: 333-163809)

Dear Ms. Hatch:

On behalf of Jacob Fund Inc. (the “Registrant”), this letter responds to each of the comments you orally conveyed to us on December 29, 2009 with respect to the Registrant’s registration statement on Form N-14 filed on December 17, 2009 pursuant to Rule 488 under the Securities Act of 1933, as amended (the “1933 Act”).  For your convenience, we have summarized each of your comments in bold, in the order that you provided them, and have set forth the Registrant’s response immediately below each comment.  The revisions indicated below will be included in the Registrant’s subsequent filing under Rule 485(b) of the 1933 Act.

1.	Comment – Please fix a typo stating that there are two proposals.

Response – We have done so.

2.
Comment –  In the second paragraph under “How do the fees and expenses of the Jacob Fund compare to those of the Wisdom Fund?,” please revise to clarify which adviser is waiving what amounts and when the waivers will expire.

Response – We have done so. The text now reads:

The Wisdom Fund is currently subject to an expense limitation agreement with its former adviser, AIC, which will expire on May 31, 2010.  Under that agreement, AIC agrees to waive fees or pay fund expenses in order to keep the Wisdom Fund’s Total Annual Fund Operating Expenses (exclusive of interest, taxes, brokerage fees and commissions, extraordinary expenses, payments, if any, under a Rule 12b-1 Plan, and Acquired Fund Fees and Expenses) to not more than 1.75% of average daily net assets.  However, the AIC expense limitation agreement will end completely on May 31, 2010.  JAM has entered into a Fee Waiver Agreement during its interim management of the Wisdom Fund under which it agrees to waive its advisory fee (but not to provide any reimbursement beyond the amount of its advisory fee) to the extent that fund expenses exceed 1.75%, which alleviates AIC’s obligation to some degree.

Laura Hatch
U.S. Securities and Exchange Commission
December 30, 2009

3.
Comment –  In the third paragraph under “How do the fees and expenses of the Jacob Fund compare to those of the Wisdom Fund?,” please revise to clarify that the Jacob Fund expense comparison being made is to the Wisdom Fund after the current expense reimbursement agreement lapses.

Response – We have done so. The text now reads, in relevant part:

As a result of the proposed Reorganization, shareholders of the Wisdom Fund could expect, after the Reorganization, to experience a lower total annual fund operating expenses as a percentage of average daily net assets, compared to what they would be paying as Wisdom Fund shareholders after the expiration of the expense limitation agreement with AIC.

4.
Comment –  With regard to the text under “Who bears the expenses associated with the Reorganization?,” please confirm that brokerage fees and/or transaction costs to be incurred by Wisdom Fund are not expected to be in an amount that would be material.

Response – Brokerage fees and/or transaction costs to be incurred by Wisdom Fund are not expected to be in an amount that would be material.

5.	Comment – The shareholder fees and expenses should be shown in a single table, with all footnotes below it.

Response – We have combined the fee and expense table accordingly.

6.	Comment – Please confirm that the Expense Examples will reflect the Jacob Fund’s fee waiver agreement for only the two year term of that agreement as currently in place.

Response – The Expense Examples will reflect the Jacob Fund’s fee waiver agreement for only the two year term of that agreement as currently in place.

7.	Comment – Please state where shareholders may find more information on valuation procedures for the Funds.

Response – The last paragraph under “Description of the Securities to be Issued” now reads:

For more information regarding valuation procedures, please refer to the section of the Jacob Fund prospectus entitled “PRICING OF FUND SHARES” and to the section of the Wisdom Fund prospectus entitled “PURCHASING FUND SHARES.”

8.
Comment –  Please complete the following sentence: “If the Board of Trustees concludes that the Fund is not viable, the Board may request that shareholders voluntarily redeem all the shares of the Wisdom Fund so that it without an additional shareholder vote.”

Response – We have done so. It now reads:

If the Board of Trustees concludes that the Fund is not viable, the Board may request that shareholders voluntarily redeem all the shares of the Wisdom Fund so that it can be liquidated without an additional shareholder vote.

Laura Hatch
U.S. Securities and Exchange Commission
December 30, 2009

9.	Comment – Please state what the board recommends for proposal 2.

Response – We have indicated that the board recommends that shareholders vote for proposal 2.

10.	Comment – Please confirm that the proposals require an actual majority vote, not a 1940 Act Majority.

Response – Confirmed.

11.	Comment – Please confirm that the Funds will not bear any of the costs of the Reorganization, including the related solicitation.

Response – Confirmed.

*           *           *           *

We believe that the foregoing responses on behalf of the Registrant reasonably address your comments and concerns.  Please telephone me at (215) 564-8218 or Michael P. O’Hare at (215) 564-8198 if you have any questions or wish to discuss any of the responses.

Very truly yours,

                                                                                                        /s/Samuel K. Goldstein
                                                                                                       Samuel K. Goldstein

cc:              Michael P. O’Hare
                   Ryan I. Jacob